Exhibit 21.1

List of Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation
TOPTOYO INVESTMENT PTE. LTD.	Singapore
Vietnam Sunergy Cell Company Limited	Vietnam
TOYO Holdings LLC	Delaware, U.S.
TOYO America LLC	Delaware, U.S.
TOYO Solar LLC	Delaware, U.S.
TOYO SOLAR (SINGAPORE) PTD. LTD	Singapore
Yuyou (Shanghai) New Energy Technology Co., Ltd.	China